UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 10

to

ANNUAL REPORT

of

QUÉBEC

(Name of Registrant)

Date of end of last fiscal year: March 31, 2022

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Martine Hébert

Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:

Catherine M. Clarkin Sullivan & Cromwell LLP 125 Broad Street New York, N.Y. 10004-2498	Alain Bélanger Ministère des Finances du Québec 390, boulevard Charest Est Québec, Québec, G1K 3H4, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2022 (the "Annual Report") as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibits:

(99.11)	"Update on Québec's Economic and Financial Situation - Fall 2022";

(99.12)	"Québec's Economic and Financial Summary, Thursday, December 8, 2022".

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 10 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Alain Bélanger

Name:	Alain Bélanger

Title:	Assistant Deputy Minister

Date: December 13, 2022